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February 28, 2020
E-Mail and EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ronald Alper and Pam Long

Re:    Franchise Group, Inc.
Registration Statement on Form S-3
Filed January 31, 2020
File No. 333-236211

Dear Mr. Alper and Ms. Long:

On behalf of Franchise Group, Inc. (the “Company”), we are submitting our response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance by letter dated February 14, 2020 (the “Comment Letter”), with respect to the Registration Statement on Form S-3 (File No. 333-236211), filed with the Commission on January 31, 2020 (the “Registration Statement”).
For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text.
Comment:
Registration Statement on Form S-3

General

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

U.S. Securities and Exchange Commission February 28, 2020 Page 2

Response:
The Company respectfully acknowledges the Staff’s comment and undertakes to provide the following updated disclosure in an amendment to the Registration Statement:
“The exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We note, however, that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, this provision may have the effect of discouraging lawsuits against our directors and officers.”
In addition, the Company undertakes to include substantially similar disclosure with regard to its choice of forum provisions, as applicable, in its future Securities Act and Exchange Act filings in which these provisions are addressed, including in Exhibit 4.4 to its Transition Report on Form 10-K/T for the transition period ended December 28, 2019.
We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me with any questions or comments regarding this correspondence.
Respectfully Submitted,

/s/ David W. Ghegan____________

David W. Ghegan

cc:	Tiffany McMillan-McWaters, Assistant General Counsel
Franchise Group, Inc.